EXHIBIT 99.9

Disclosure of Transactions in Own Shares

Paris, June 27, 2019 - In accordance with the authorization given by the combined ordinary and extraordinary shareholders’ general meeting on May 29, 2019 to trade on its shares and pursuant to applicable law on share repurchase, TOTAL S.A. (LEI: 529900S21EQ1BO4ESM68) declares the following purchases of its own shares (FR0000120271) from June 20, 2019 to June 26, 2019:

Transaction date	Total daily volume (number of shares)	Daily weighted average purchase price of the shares (EUR/share)	Amount of transactions (EUR)	Market (MIC Code)
20.06.2019	681,740	48.8834	33,325,769	XPAR
20.06.2019	283,874	48.8926	13,879,338	BATE
20.06.2019	151,214	48.8357	7,384,642	CHIX
20.06.2019	65,587	48.8760	3,205,630	TRQX
21.06.2019	720,136	49.2321	35,453,808	XPAR
21.06.2019	288,560	49.2013	14,197,527	BATE
21.06.2019	138,817	49.2203	6,832,614	CHIX
21.06.2019	54,057	49.2259	2,661,004	TRQX
24.06.2019	388,101	49.0977	19,054,866	XPAR
24.06.2019	500,000	49.0369	24,518,450	BATE
24.06.2019	102,742	49.0677	5,041,314	CHIX
24.06.2019	37,048	49.0663	1,817,808	TRQX
25.06.2019	384,259	49.0358	18,842,447	XPAR
25.06.2019	-	-	-	BATE
25.06.2019	-	-	-	CHIX
25.06.2019	-	-	-	TRQX
26.06.2019	271,094	49.4752	13,412,430	XPAR
26.06.2019	70,000	49.4326	3,460,282	BATE
26.06.2019	80,000	49.4326	3,954,608	CHIX
26.06.2019	30,000	49.4329	1,482,987	TRQX
Total	4,247,229	49.0968	208,525,525

Transaction details

In accordance with Article 5(1)(b) of Regulation (EU) No 596/2014 (the Market Abuse Regulation) a full breakdown of the individual trades are disclosed on the Total website: https://www.total.com/en/investors/shares-and-dividends/Total-shares/Company-share-transactions

About Total

Total is a major energy player, which produces and markets fuels, natural gas and low-carbon electricity. Our 100,000 employees are committed to better energy that is safer, more affordable, cleaner and accessible to as many people as possible. Active in more than 130 countries, our ambition is to become the responsible energy major.

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